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                                                                  Exhibit 23.2


                        Independent Auditors' Consent


To the Board of Directors
Village Super Market, Inc.

We consent to incorporation by reference in the Registration Statement on Form S-8 filed by Village Super Market, Inc. to register 250,000 shares of Class A Common Stock, of our report dated September 30, 1997, relating to the consolidated balance sheets of Village Super Market, Inc. and subsidiary as of July 26, 1997 and July 27, 1996, and related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the years in the three year period ended July 26, 1997, which report is incorporated by reference in the July 26, 1997 annual report on Form 10-K of Village Super Market, Inc.


KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP



Short Hills, New Jersey
June 17, 1998